Exhibit (a)(4)

October 15, 2009

Dear Stockholder:

On behalf of the Board of Directors of Avocent Corporation, I am pleased to inform you that on October 5, 2009, Avocent agreed to be acquired by Globe Acquisition Corporation, a Delaware Corporation and wholly-owned subsidiary of Emerson Electric Co. pursuant to the terms of an Agreement and Plan of Merger by and among Avocent, Globe Acquisition Corporation and Emerson. Globe Acquisition Corporation has today commenced a tender offer to purchase all outstanding shares of common stock of Avocent at a price of $25.00 per share in cash (without interest but subject to, and net of, certain applicable taxes).

After successful completion of the tender offer, Globe Acquisition Corporation will be merged with Avocent, and any Avocent common stock not purchased in the tender offer will be converted into the right to receive an amount in cash equal to $25.00 per share (without interest but subject to, and net of, certain applicable taxes). Unless subsequently extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, on November 12, 2009. As more fully set forth in the merger agreement, the tender offer is conditioned upon, among other things, the receipt of certain regulatory approvals and the tender in the offer of a number of shares of Avocent common stock, which, when added to shares already owned by Emerson and Globe Acquisition Corporation, represent a majority of the total number of outstanding shares of Avocent common stock.

After careful consideration, including a thorough review of the terms of the tender offer with Avocent’s legal and financial advisors, at a meeting held on October 5, 2009, the Board of Directors of Avocent unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are advisable and in the best interests of and are fair to Avocent and Avocent’s stockholders and (ii) approved and authorized the merger agreement and the transactions contemplated thereby, including the offer and the merger.

Accordingly, and for the other reasons described in more detail in the enclosed copy of Avocent’s solicitation/recommendation statement, the Board of Directors unanimously recommends that Avocent’s stockholders accept the tender offer and tender their shares pursuant to the tender offer.

The solicitation/recommendation statement contains additional information relating to the tender offer and the merger, including a description of the reasons for the Board of Directors’ recommendations described above. Also enclosed are Globe Acquisition Corporation’s Offer to Purchase, dated October 15, 2009, a Letter of Transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the Board of Directors, we thank you for your support.

Sincerely,

Edwin L. Harper
Chairman of the Board of Directors